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                                                            File No.   1-2301
                                                                    ---------


                      SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.

                                  FORM U-3A-2


            Statement by Holding Company Claiming Exemption Under
               Rule 2 from the Provisions of the Public Utility
                         Holding Company Act of 1935


                            BOSTON EDISON COMPANY
                            ---------------------


hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935. In support of such claim for exemption the following information is submitted:

1. Boston Edison Company (the Company) is a Massachusetts electric utility company and a holding company organized in Massachusetts with its principal office at 800 Boylston Street, Boston, Massachusetts. One of its wholly-owned subsidiaries is Harbor Electric Energy Company (HEEC), a Massachusetts electric utility company which also has its principal office at 800 Boylston Street, Boston, Massachusetts. Boston Energy Technology Group, Inc. (BETG), is also a wholly-owned subsidiary of the Company, and neither it nor its subsidiaries engage in regulated utility activities. BETG has two wholly-owned subsidiaries, TravElectric Services Corp. and Ener-G-Vision, Inc., and two majority-owned subsidiaries, REZ-TEK International Corp. and Coneco Inc.

    The Company engages principally in the generation, purchase, transmission, distribution and sale of electric energy. HEEC was formed to engage principally in the distribution of electric energy from the Company to a large retail electric customer of the Company, the Massachusetts Water Resources Authority, for use in the construction and operation of its wastewater treatment facilities located on Deer Island in Boston, Massachusetts. HEEC may in the future engage in the generation, transmission, distribution or sale of electric energy and steam.

2.  Properties Used for Generation
    ------------------------------

    Within Massachusetts, the properties of the Company used for the generation of electric energy as of December 31, 1995, which are 100% owned, include three steam-electric generating stations, one of which is nuclear (678,000 kW) and two of which are fueled by oil and natural gas (total 1,803,530 kW), and ten combustion turbine generators (total 238,944 kW). The Company's total generating capability within Massachusetts is 2,720,474 kW.

    The Company has a 5.8881% joint ownership interest (approximately 37,300 kW nameplate rating) in Wyman Unit #4 operated by Central Maine Power Company and located in Yarmouth, Maine. It also owns 9.5% of the common stock of Connecticut Yankee Atomic Power Company which operates a nuclear generating unit with a net capability of 587,000 kW located in Haddam,
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    Connecticut.  Until the expiration of the power contract relating to this unit in June 2007, the Company is entitled to receive 9.5% of its output, which is 55,765 kW. The Company's generating capability outside Massachusetts totals 93,065 kW.

    Including the power contracts with Connecticut Yankee Atomic Power Company and Wyman Unit #4, the Company's total generating capability is 2,813,539 kW, of which 96.7% is intrastate and 3.3% is located outside Massachusetts.

    Properties Used for Transmission
    --------------------------------

    The Company's transmission system as of December 31, 1995, consists of approximately 362 miles of overhead circuits operating at 115,000 volts, 230,000 volts and 345,000 volts and approximately 156 miles of underground circuits operating at 115,000 volts and 345,000 volts. All 518 miles of circuits and their substations are located within Massachusetts. The Company has an 80% joint ownership interest with another electric utility in the Medway-Card Street line which is approximately 16 miles of circuits extending from West Medway, Massachusetts to the Massachusetts-Rhode Island border, at which point the Company's ownership terminates. This 16-mile circuit is included in the total amount of overhead circuits described above and constitutes only 3.1% of the Company's entire transmission system as measured in miles of circuit. The Company also has a 5.8881% interest in a transmission substation located in Yarmouth, Maine as part of its ownership interest in the Wyman Unit #4 generating station discussed above.

    The Company owns 4.5% of the voting shares and has an approximately 6.55% non-voting interest in the New England Hydro-Transmission Electric Company, Inc., a Massachusetts corporation which owns the Massachusetts portions of the high voltage direct current (HVDC) interconnection which extends to the Canadian border. The Company also owns 4.5% of the voting shares and has an approximately 6.55% non-voting interest in the New England Hydro-Transmission Corporation, a New Hampshire corporation which owns the New Hampshire portion of the HVDC interconnection.

    Properties Used for Distribution
    --------------------------------

    All properties of the Company used for the distribution of electric energy, including circuits, substations, and stations, are located within Massachusetts.

    HEEC's distribution system at December 31, 1995, consists principally of a
    4.09 mile 115Kv (submarine cable) distribution line, a substation located on Deer Island in Boston, Massachusetts and related facilities. HEEC's distribution system is located entirely in Massachusetts.


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3.  Boston Edison Company.  In the year ended December 31, 1995, the Company:
    ---------------------

    (a) - (c)  Sold at retail (including unbilled kWh) 12,838,311,000 kWh of electric energy only within the Commonwealth of Massachusetts as the Company is permitted to make retail sales only in its franchise area which is the City of Boston and thirty-nine other cities and towns in eastern Massachusetts. Sold wholesale 3,539,956,000 kWh of electric energy mostly to customers located inside Massachusetts of which 25% was sold to the New England Power Exchange (NEPEX) headquartered in Massachusetts; 28% was sold to municipal electric systems and public authorities located within Massachusetts; 34% was sold to public utility companies headquartered in Massachusetts;
               and 13% was sold to United Illuminating and Northeast Utilities (headquartered in Connecticut), and Enron Power Marketing, Inc. (headquartered in Texas). Electric energy sold to utility companies outside of Massachusetts was delivered at tie points between the Company and other utilities located within Massachusetts and represented 3% of the Company's total sales (both wholesale and retail) of 16,378,267,000 kWh.

    (d) Purchased 6,960,009,000 kWh of electric energy. 19% was purchased from outside Massachusetts and includes 347,897,000 kWh of electric energy pursuant to the Company's stock ownership interest in and associated power purchase agreement with Connecticut Yankee. 55% was purchased from public authorities and non-utility generators located in Massachusetts. The remaining purchases consisted of 22% from NEPEX and 4% from Canal Electric Company, Milford Power Limited Partnership and New England Power Company, all of which are located in Massachusetts.

    Harbor Electric Energy Company.  In the year ended December 31, 1995,
    ------------------------------
    HEEC:

    (a) - (d)  did not sell electric energy at wholesale or retail either within Massachusetts or outside of the state and did not purchase any electric energy from outside of Massachusetts.

4.  Not applicable


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                                  Exhibit A
                                  ---------

A consolidating statement of income and retained earnings of Boston Edison Company and its subsidiaries for the year ended December 31, 1995 and a consolidating balance sheet as of December 31, 1995 are also filed herewith.

Boston Edison Company has caused this statement to be duly executed on its behalf by an authorized officer on this day.


                                      Boston Edison Company
                                      ---------------------
                                            Claimant


                                      /s/ Robert J. Weafer, Jr.
                                      -------------------------
                                          Robert J. Weafer, Jr.
                                          Vice President - Finance,
                                            Controller and Chief Accounting
                                            Officer - Boston Edison Company
                                            and Assistant Treasurer -
                                            Harbor Electric Energy Company


                                          February 28, 1996
                                      -------------------------
                                                 Date






                                  Exhibit C
                                  ---------

                                Not applicable

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
                                           BOSTON EDISON COMPANY
                           Consolidating Statement of Income and Retained Earnings
                                    For the year ended December 31, 1995
                                  (in thousands, except earnings per share)
                                    Boston     Harbor Electric   Boston Energy    Eliminating
                                  Edison Co.     Energy Co.     Technology Group    Entries    Consolidated
                                  ----------   ---------------  ----------------  -----------  ------------
Operating revenues                $1,620,634       $7,869           $     0                     $1,628,503

Operating expenses:
  Operations and maintenance         457,457          739                 0                        458,196
  Restructuring costs                 34,000            0                 0                         34,000
  Fuel and purchased power           535,806            0                 0                        535,806
  Taxes - property and other         105,177        1,184                 0                        106,361
  Income taxes                        67,571          705                 0                         68,276
  Depreciation and amortization      151,591        1,748                 0                        153,339
  Demand side management programs     45,125            0                 0                         45,125
                                  ----------       ------           --------                    ----------
  Total operating expenses         1,396,727        4,376                 0                      1,401,103
                                  ----------       ------           --------                    ----------

Operating income                     223,907        3,493                 0                        227,400

Other income (expense), net             (126)         356              (805)                          (575)
                                  ----------       ------           --------                    ----------

Operating and other income           223,781        3,849              (805)                       226,825

Interest charges:
  Long-term debt                     103,882        2,758                 0                        106,640
  Short-term debt                     12,642            0                 0                         12,642
  Allowance for borrowed funds
   used during construction           (4,767)           0                 0                         (4,767)
                                  ----------       ------           --------                    ----------
  Total interest charges             111,757        2,758                 0                        114,515
                                  ----------       ------           --------                    ----------

Net income (loss)                    112,024        1,091              (805)                       112,310

Preferred dividends provided          15,571            0                 0                         15,571
                                  ----------       ------           --------        ------      ----------

Balance available for common
  stock                           $   96,453       $1,091           $  (805)        $    0      $   96,739
                                  ==========       ======           ========        ======      ==========

Common shares outstanding
 (weighted average)                                                                                 46,592

Earnings per share of common
 stock                                                                                               $2.08
                                                                                                ==========

Retained Earnings:
-----------------

Balance at beginning of year      $  244,462       $4,736           $(1,789)        $    0      $  247,409
  Net income (loss)                  112,024        1,091              (805)             0         112,310
                                  ----------       ------           --------        ------      ----------
  Subtotal                           356,486        5,827            (2,594)             0         359,719
Cash dividends declared:
  Preferred stock                     15,571            0                 0                         15,571
  Common stock                        86,399        2,500                 0         (2,500)         86,399
                                  ----------       ------           --------        ------      ----------
  Subtotal                           101,970        2,500                 0         (2,500)        101,970
                                  ----------       ------           --------        ------      ----------
Balance at end of year            $  254,516       $3,327           $(2,594)        $2,500      $  257,749
                                  ==========       ======           ========        ======      ==========


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
                                           BOSTON EDISON COMPANY
                                        Consolidating Balance Sheet
                                    For the year ended December 31, 1995
                                               (in thousands)
                                                         Boston                   Eliminating
                                Boston       Harbor      Energy                     Entries
                                Edison      Electric   Technology               ----------------
                                  Co.      Energy Co.     Group       Total       Dr.      Cr.    Consolidated
                              ----------   ----------  ----------  -----------  -------  -------  ------------
ASSETS
Plant investment              $4,274,225    $40,381     $   816    $4,315,422                      $4,315,422
Construction work in progress     29,426        147           0        29,573                          29,573
Accumulated depreciation      (1,433,422)    (6,280)       (294)   (1,439,996)                     (1,439,996)
                              ----------    -------     -------    ----------                      ----------
   Net plant                   2,870,229     34,248         522     2,904,999                       2,904,999
                              ----------    -------     -------    ----------                      ----------
Nuclear fuel, net                 50,643          0           0        50,643                          50,643
Investment in Harbor Electric
 Energy Co.                        2,101          0           0         2,101            $ 2,101            0
Investment in Boston Energy
 Technology Group                 10,654          0           0        10,654             10,654            0
Investments in electric
 companies                        23,620          0           0        23,620                          23,620
Due from affiliates                  733          0          13           746   $    13      759            0
Nuclear decommissioning trust    102,894          0           0       102,894                         102,894
Current assets:
   Cash and cash equivalents       1,588      2,390       1,863         5,841                           5,841
   Accounts receivable           215,339        643       3,132       219,114                         219,114
   Accrued unbilled revenues      37,113          0           0        37,113                          37,113
   Fuel, materials and
    supplies                      59,234          0         397        59,631                          59,631
   Prepaid expenses and other     22,879         95         633        23,607                          23,607
                              ----------    -------     -------    ----------                      ----------
   Total current assets          336,153      3,128       6,025       345,306                         345,306
                              ----------    -------     -------    ----------                      ----------
Deferred debits:
   Regulatory assets             156,774          0           0       156,774                         156,774
   Intangible asset - pension     27,386          0           0        27,386                          27,386
   Other                          27,381          1       4,845        32,227                          32,227
                              ----------    -------     -------    ----------   -------  -------   ----------
   Total assets               $3,608,568    $37,377     $11,405    $3,657,350   $    13  $13,514   $3,643,849
                              ==========    =======     =======    ==========   =======  =======   ==========

CAPITALIZATION AND LIABILITIES
Common stock equity           $  988,705    $ 5,428     $ 8,060    $1,002,193   $12,755            $  989,438
Cumulative preferred stock       215,000          0           0       215,000                         215,000
Long-term debt                 1,130,000     30,223           0     1,160,223                       1,160,223
                              ----------    -------     -------    ----------   -------            ----------
   Total capitalization        2,333,705     35,651       8,060     2,377,416    12,755             2,364,661
                              ----------    -------     -------    ----------   -------            ----------
Current liabilities:
   Due to affiliates                   0        746           0           746       746                     0
   Notes payable                 125,500          0         941       126,441                         126,441
   Accounts payable              130,455          0       3,019       133,474                         133,474
   Pension benefits               32,602          0           0        32,602                          32,602
   Long-term debt/preferred
    stock due within one year    102,000        667           0       102,667                         102,667
   Other                         154,133      1,770           3       155,906                         155,906
                              ----------    -------     -------    ----------   -------            ----------
   Total current liabilities     544,690      3,183       3,963       551,836       746               551,090
                              ----------    -------     -------    ----------   -------            ----------
Deferred credits:
   Accumulated deferred
    income taxes                 497,869       (239)       (348)      497,282                         497,282
   Accumulated deferred
    investment tax credits        62,970          0           0        62,970                          62,970
   Power contracts                21,396          0           0        21,396                          21,396
   Nuclear decommissioning
    reserve                      113,288          0           0       113,288                         113,288
   Other                          34,650     (1,218)       (270)       33,162                          33,162
                              ----------    -------     -------    ----------   -------  -------   ----------
Total capitalization and
 liabilities                  $3,608,568    $37,377     $11,405    $3,657,350   $13,501  $     0   $3,643,849
                              ==========    =======     =======    ==========   =======  =======   ==========